1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL
adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

April 2, 2025

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant” or “Trust”) (SEC File Nos. 333-148826 and 811-22175)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Kyle Whiteman and me on March 13, 2025 with respect to the Registrant’s Post-Effective Amendment No. 337, filed on January 24, 2025, relating to ALPS Electrification Infrastructure ETF (the “Fund”), a new series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in Post-Effective Amendment No. 337.

1.	Comment:	Please provide the Staff with the Fund’s completed fee table and expense example five business days prior to effectiveness of the Fund’s registration statement.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are attached as Appendix I.

2.	Comment:	The Staff notes that the Underlying Index, which is comprised of the common stock of companies assigned to one of thirteen GICS sub-industries, includes the following sub-industries, among others: (xi) coal & consumable fuels; and (xiii) oil & gas storage and transportation. Please explain supplementally why these two sub-industries are included in the Underlying Index, which is designed to measure the performance of companies that are positioned to benefit from “electrification”.

Response:

Subsequent to Post-Effective Amendment No. 337, the Underlying Index methodology has been revised such that it will be comprised of the common stock of companies assigned to one of seventeen ICE Uniform Entity Sector Classification (“ICE”) sub-industries. The disclosure referenced by the Staff’s comment will be replaced with the following paragraph and corresponding changes will be made throughout the Prospectus and Statement of Additional Information:

“The Underlying Index is comprised of the common stock of companies assigned to one of seventeen ICE sub-industries. The seventeen ICE sub-industries are: (i) electricity generation - renewable; (ii) electricity generation - non-renewable; (iii) multi-utilities; (iv) integrated electricity; (v) electricity distribution & transmission; (vi) electronic components; (vii) electronic equipment & instruments; (viii) electrical components & power equipment; (ix) battery technology; (x) construction engineering & services; (xi) construction; (xii) copper; (xiii) diversified base metals; (xiv) thermal coal; (xv) uranium; (xvi) oil & gas pipelines & storage; and (xvii) oil & gas freight.”

The Underlying Index was constructed to gain exposure to the entire supply chain that may benefit from investment in electrification. Thermal coal and uranium are upstream sub-industries, both of which benefit from increased demand for electricity generation. In the case of uranium, new small-scale reactor technology may also spur increased demand for the fuel. Oil & gas pipelines & storage and oil & gas freight are midstream sub-industries that include oil & gas pipeline and storage operators. These sub-industries may see growing demand as electrification drives more distributed generation, needing more connecting infrastructure.

3.	Comment:	Please consider whether “Canadian Investment Risk,” which is disclosed as a principal risk of the Fund, should be updated in light of recently announced tariffs relating to trade between the United States and Canada.

Response:	The Registrant will revise the disclosure as follows:

“Canadian Investment Risk. The Fund may be subject to risks relating to its investment in Canadian securities. Investments in securities of Canadian issuers involve risks and special considerations not typically associated with investments in the U.S. securities markets. The Canadian economy is very dependent on the demand for, and supply and price of, natural resources. There is a risk that any changes in natural resources sectors could have an adverse impact on the Canadian economy. Additionally, the Canadian economy is heavily dependent on relationships with certain key trading partners including the United States, which recently imposed tariffs on Canadian imports, countries in the European Union and China. Because the United States is Canada’s largest trading partner and foreign investor, the Canadian economy is dependent on and may be significantly affected by the U.S. economy. Reduction in spending on Canadian products and services, the imposition of additional tariffs by the United States, or changes in the U.S. economy may adversely impact the Canadian economy. The expanding economic and financial integration of the United States, Canada, and Mexico through the North American Free Trade Agreement (“NAFTA”), or its successor, the United States-Mexico-Canada Agreement (“USMCA”), has made, and will likely continue to make, the Canadian economy and securities market more sensitive to North American trade patterns. In addition, certain sectors of Canada’s economy may be subject to foreign ownership limitations. This may negatively impact the Fund’s ability to invest in Canadian issuers and to track the Underlying Index. Because the Fund will invest in securities denominated in foreign currencies and the income received by the Fund will generally be in foreign currency, changes in currency exchange rates may negatively impact the Fund’s return. Each of these factors can make investments in the Fund more volatile and potentially less liquid than other types of investments.”

* * *

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Brendan Hamill, ALPS ETF Trust

Appendix I

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.50%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.50%

[1]	Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year.

	One Year	Three Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$51	$160